UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 28, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: November 28, 2007

LGL Site Tour – November 2007
Phil Baker — CFO
Finance focus 2007
9 Refinancing of gold loan 9 De-hedging 9 Build competence & capability
Arrange corporate financing (in progress)

Deferred waste accounting
Waste removal costs are deferred to the balance sheet when the strip ratio exceeds the average for the pit:
Costs TO balance sheet
Costs FROM balance sheet
Minifie Lienetz Minifie Deep Kapit Total
Lihir Operations — accounting
Deferred costs / stockpiled ore valued conservatively
· past “impairment” issues · ore in balance sheet @ lower of cost or NRV
· “cost” — no G&A apportioned to waste removal (therefore costs lower than otherwise) • waste costs not deferred / recaptured from B/S are apportioned between HG ore and EG ore on basis of contained gold (not tonnes) – more to HG ore
Costs are skewed towards HG ore
· aim is to process, not stockpile, HG ore • therefore costs are expensed sooner (and reported profit is reduced)

Lihir Operations
Deferred costs / inventory changes
·$ 75 — 80m pa (= $100/oz)
Capex
· 2007: approx. $150m • future: sustaining $30-40m pa + geothermal reserves program
Gross cash operating costs
· Q3/07: $78m
· YTD Q3: $222m (= $296m pa)
Ballarat Operations
Capital vs operating
· pre-production phase: capital expenditure • commercial production: operating costs + mine development + sustaining capex
Capex (incl. pre-operating costs)
· 2007: A$70m
· 2008: A$90m
· Ongoing: A$15m pa (sustaining)

Ballarat — accounting
Depreciation & amortisation
· expected 20+ yrs LOM (based on risk weighted resource potential) • reserves not expected to exceed 3 yrs at any time • likely to use 15 yrs average LOM asset life • will use units of production method • purchase price allocation (US$420m) • capex to start-up (A$160m = US$136m @0.85)
Tax
When will the company start to pay tax?
· losses of approx. $220m end of 2006 in PNG
· + losses from de-hedging & repayment of gold loan 1H/2007: > $450m
· Ballarat has tax losses + pre-production costs • interest income sheltered
How to calculate tax expense
· prima facie tax expense is 30% of profit before tax • some costs incurred are never deductible (e.g. super payments by Lihir Ops to Australian funds) • actual tax expense therefore slightly higher than 30%

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